Mr. Craig D. Wilson,
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549


Re:     LocatePLUS Holdings Corporation

     Preliminary Proxy Statement on Schedule 14A
     Filed November 18, 2008
     File No. 000-49957

Dear Mr. Wilson:

     In response to your letter of November 25, 2008 relative to the above-referenced filing, please be advised as follows:


PROPOSAL NO. 1, PAGE 4
----------------------

COMMENT 1
Please clarify your disclosure to prominently state that this proposal is effectively a proposal to remove Mr. Fields, Mr. Latorella, and Ms. Bejjani as directors, and to replace them with Mr. Murphy, Mr. Ahern, and Mr. Isaac. Please also confirm your analysis that this removal is consistent with placeStateDelaware law and your organizational documents.

RESPONSE:
We have modified the document to reflect your comments. The removal is consistent with Delaware law and our Certificate of Incorporation and By-laws.


COMMENT  2
We note that the two directors elected by the board on October 2, 2008, as well as two of the director nominees that you are proposing to add to the board were among the slate of director nominees proposed by the shareholder group in connection with the company's recent proxy contest. We note further that all of the company's nominees, and none of the shareholders' nominees, were elected to the board at the annual shareholder meeting held on September 15, 2008, according to your Form 8-K filed on September 30, 2008. In light of the foregoing, please expand the disclosure in your proxy statement to clarify the circumstances pursuant to which your board determined to change it composition to add certain of the nominees proposed by the shareholder group in the proxy statement.

RESPONSE:
We have modified the document to reflect your comments.


PROPOSAL NO. 2, PAGE 11
-----------------------

COMMENT 3
In the heading of this section and elsewhere in your filing, you indicate that you are proposing to increase the number of authorized shares of common stock from 25,000,000 to 50,000,000. In the first sentence of the first full paragraph on page 11, however, you state that you are proposing to increase the number of shares of common stock to 100,000,000. Please revise to correct this inconsistency.

RESPONSE:
We have modified the document to reflect your comments.


COMMENT 4
You disclose that you are proposing to increase the number of authorized shares of common stock in order to have sufficient shares available to allow YA Global to convert its debt into equity pursuant to the terms of the debt. Please tell us whether you have any other plans, proposals or arrangements for the issuance of the shares that will result from the proposed increase in authorized shares of common stock. If you have no other such plans, proposals or arrangements, please make a statement to that effect in your filing.

RESPONSE:
We have at present no plans, proposals or arrangements for the issuance of the shares. We have modified the document to reflect your comments.


COMMENT 5
Please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the proposed increase in authorized shares of common stock. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking to obtain control of the company.

RESPONSE
We have modified the document to reflect your comments.


ADDITIONAL PROPOSALS, PAGE 12
-----------------------------

COMMENT  6
You are asking your shareholders to provide written consent to ratify all actions taken by your board of directors and officers since
October 31, 2008, and to authorize the officers to do all such acts that may be necessary or appropriate to carry out the foregoing. We note that these items are currently presented in a single proposal both in the body of the filing and in the form of written consent. Please expand the disclosure in your filing to describe with greater specificity the actions taken by the board and officers for which you are seeking shareholder ratification. In addition, please ensure that your proxy statement identifies clearly and impartially each separate matter to be acted upon, and that your form of written consent provides separate boxes for shareholders to specify a choice among approval, disapproval, or abstentation with respect to each proposal. In the event that you conclude that it is not necessary to present separately any of the actions taken by the board or officers since October 31, 2008, please tell us why. Refer to Rules 14a-4(a)(3) and 14a-4(b)(1) under the Securities Exchange Act of 1934.

RESPONSE:
The ratification consent was inserted as a routine matter and is now described as such. We have modified the document to reflect your comments


INCORPORATION BY REFERENCE, PAGE 13
-----------------------------------

COMMENT  7
Your proxy statement currently incorporates by reference your financial statements and management's discussion and analysis from your Form 10-KSB for the period ended December 31, 2007, and from your Form 10-Q for the period ended March 31, 2008. Please update this section to incorporate applicable portions of (i) the amendments to your Form 10-KSB for the year ended December 31, 2007, filed on September 25, 2008, and November 13, 2008, respectively, and (ii) your Form 10-Q for the period ended September 30, 2008, filed on November 17, 2008. Alternatively, advise why you believe it is unnecessary to incorporate these filings by reference in your proxy statement.

RESPONSE:
We have modified the document to reflect your comments.







In  connection  with  this  response letter, the Company acknowledges that:

- - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Thank you for your commentary on the filing. If you have further questions or comments, please let us know.

Very  truly  yours,

/s/ James C. Fields

James  C.  Fields
President and Chief Executive Officer